UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37954

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: International Research Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3010 LBJ, Suite 1200
(No. and Street)

Dallas	Texas	75234
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Holland — 972-888-6034
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McBee & Co., PC
(Name – *if individual, state last, first, middle name*)

718 Paulus	Dallas	Texas	75214
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Holland _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
International Research Securities, Inc. _____ , as

of December 31 _____ , 20 19 ____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

President
_____
Title



JACQUELINE ABUNDIS
My Notary ID # 132069791
Expires July 17, 2023

Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INTERNATIONAL RESEARCH SECURITIES, INC.

Financial Statements

With Supplemental Information

Year Ended December 31, 2019

INTERNATIONAL RESEARCH SECURITIES, INC.

CONTENTS



McBee & Co.

A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of International Research Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of International Research Securities, Inc. as of December 31, 2019, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of International Research Securities, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of International Research Securities, Inc.'s management. Our responsibility is to express an opinion on International Research Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to International Research Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of International Research Securities, Inc.'s financial statements. The supplemental information is the responsibility of International Research Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, and Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

McBee & Co., PC

We have served as International Research Securities, Inc.'s auditor since 2016.
Dallas, Texas
February 28, 2020

718 Paulus Avenue • Dallas, Texas 75214 • (ph) 214.823.3500 • www.mcbeeco.com
Dallas | Keller/Southlake

INTERNATIONAL RESEARCH SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019

ASSETS

Cash and cash equivalents	$	124,447
Commissions receivable		5,840
Securities owned at fair value (Note 6)		237,493
Other assets		8,998
TOTAL ASSETS	$	376,778

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable	$	13,463
Commissions payable		177,922
Total Current Liabilities		191,385

Stockholder's Equity

Common Stock, 100,000 shares authorized of $1.00 par value, 11,000 shares issued and outstanding	11,000
Additional paid-in-capital	49,462
Retained earnings	124,931
Total Stockholder's Equity	185,393

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	376,778

The accompanying notes are an integral part of these financial statements.

INTERNATIONAL RESEARCH SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2019

Revenues

Commission income	$	816,232
Total Revenues		816,232

Expenses

Compensation	707,766
Regulatory fees and expenses	12,886
Occupancy	52,677
Other expenses	144,823
Total Expenses	918,152

Loss before other loss and provision for taxes	(101,920)
Dividend income	-
Unrealized gain on securities owned	68,261
Loss before provision for taxes	(33,659)
Provision for state income taxes	-

Net Income (Loss)	$	(33,659)

The accompanying notes are an integral part of these financial statements.

INTERNATIONAL RESEARCH SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019

	Common Stock	Additional Paid-in-Capital	Retained Earnings	Total
Balance, December 31, 2018	$11,000	$ 44,462	$ 298,590	$354,052
Capital Contributions	-	5,000	-	5,000
Distributions	-	-	(140,000)	(140,000)
Net Loss	-	-	(33,659)	(33,659)
Balance, December 31, 2019	$11,000	$49,462	$ 124,931	$ 185,393

The accompanying notes are an integral part of these financial statements.

INTERNATIONAL RESEARCH SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

CASH FLOWS PROVIDED (USED) BY OPERATING ACTIVITIES

Net loss	$ (33,659)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:	
Unrealized gain on securities owned	(68,261)
Changes in assets and liabilities	
Decrease in commission receivable	1,898
Decrease in other assets	2,140
Decrease in accounts payable	(7,438)
Increase in commissions payable	177,922
Net cash provided (used) by operating activities	72,602

CASH FLOWS FROM INVESTING ACTIVITIES

Proceeds from sales of securities owned	170,000
Dividends re-invested in securities owned	-
Net cash provided (used) by investing activities	170,000

CASH FLOWS FROM FINANCING ACTIVITIES

Contributions from stockholder	5,000
Distributions to stockholder	(140,000)
Net used in financing activities	(135,000)

Net increase (decrease) in cash and cash equivalents	107,602
Cash and cash equivalents at beginning of year	16,845
Cash and cash equivalents at end of year	$ 124,447

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid for:

Income taxes	$ -
Interest	$ -

The accompanying notes are an integral part of these financial statements.

5

NOTE 1 – Summary of Significant Accounting Policies

Nature of Operations and Basis of Presentation:

International Research Securities, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under SEC Rule 15c3-3 under section (k)(2)(i), and accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company will not hold customer funds or safe keep customer securities. The Company does not hold customer funds or securities. The Company's customers are located throughout the United States. The accounting and reporting policies of the Company conform to U.S. generally accepted accounting principles and to general practices within the securities industry.

These financial statements were approved by management and available for issuance on February 28, 2020. Subsequent events have been evaluated through this date.

Cash and Cash Equivalents:

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, which are not held for sale in the ordinary course of business.

Receivables from Broker-Dealers:

Receivables from broker-dealers are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

Revenue Recognition:

On May 28, 2014, the Financial Accounting Standards Board (FASB) issued a new accounting standard on revenue recognition, Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606).

The core principle of the revised revenue recognition standard is that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those good or services.

NOTE 1 – Summary of Significant Accounting Policies (Continued)

Revenue Recognition: (cont.)

To apply the proposed revenue recognition standard, ASU No. 2014-09 states that an entity should follow five steps: (1) Identify the contract(s) with a customer, (2) Identify the performance obligations in the contract, (3) Determine the transaction price, (4) Allocate the transaction price to the performance obligations in the contract, and (5) Recognize revenue when (or as) the entity satisfies a performance obligation.

The Company implemented this new standard at January 1, 2018, utilizing the modified retrospective approach. There was no impact to retained earnings as of January 1, 2018, or to revenue for the twelve months ended December 31, 2018, after adopting Topic 606, as revenue recognition and timing of revenue did not materially change as a result of the implementation.

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services.

The Company earns revenue for selling unaffiliated mutual funds and fixed annuity products. The performance obligation is satisfied at the time of each individual sale. A portion of the revenue is based on a fixed rate applied, as a percentage to, amounts invested at the time of sale. The remaining revenue is recognized over the time the client owns the investment or holds the contract and is generally earned based on a fixed rate applied, as a percentage, to the net asset value of the fun or annuity contract. The ongoing revenue is not recognized at the time of sale because it is variably constrained due to factors outside the Company's control including market volatility and client behavior (such as how long client holds their investment or annuity contract). The revenue will not be recognized until it is probable that a significant reversal will not occur.

Commissions receivable are generally collected in full the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables.

Income Taxes:

The Company files as an "S" corporation for Federal income tax purposes. The Company's net income is taxed at the shareholder level rather than at the corporate level for Federal income tax purposes, and thus, no provision for Federal income taxes has been made in the accompanying financial statements. The Company is liable for income taxes in the State of Texas, subject to certain exemptions.

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises. The Company's federal and state income tax returns are subject to examination over various statutes of limitations generally ranging from three to five years.

NOTE 1 – Summary of Significant Accounting Policies (Continued)

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2019, the Company had net capital of $121,272 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1.58 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Capital distributions to the stockholder can be made under a capital distribution policy approved by the Company's board of directors. Periodic distributions approved by the board of directors are made in order to enable the stockholder to pay federal income taxes on company profits, among other purposes.

NOTE 3 – Exemption from Rule 15c3-3

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company will not hold customer funds or safe keep customer securities. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and the disclosure of Information Relating to Possession or Control Requirements are not required.

During the year ended December 31, 2019, in the opinion of management, the Company has maintained compliance with the conditions for the exemptions specified in paragraph (k)(2)(i) of Rule 15c3-3.

NOTE 4 – Contingencies

There are currently no asserted claims or legal proceedings against the Company; however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such future action against the Company could have adverse impact on the financial condition, results of operations, or cash flows of the Company. The Company had no commitments or contingencies that were required to be accrued or disclosed.

NOTE 5 – Concentration of Credit Risk

The Company is engaged in brokerage activities in which it engages in investment activities with limited partnerships and limited liability companies throughout the United States. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party. The Company's financial instruments that are subject to concentrations of credit risk primarily consist of cash. The Company places its cash with one high credit quality institution. At times, such cash may be in excess of the FDIC insurance limits. The Company believes that it is not exposed to any significant risk related to cash.

NOTE 6 – Securities Owned

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.
- Level 2 inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

For the year ended December 31, 2019, the application of valuation techniques applied to similar assets and liabilities has been consistent. The fair value of all securities owned are deemed to be Level 1 Investments at December 31, 2019.

NOTE 7 – Liabilities Subordinated to Claims of General Creditors

During the year ended December 31, 2019, there were no subordinated liabilities to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

NOTE 8 – Recently Issued Accounting Pronouncements

Recently issued accounting standards that have been issued or proposed by the Financial Accounting Standards Board ("FASB") or other standards-setting bodies are not expected to have a material impact on the Company's financial position or results of operations. The Company plans to adopt any new standards in line with prospective timelines.

Supplemental Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

as of

December 31, 2019

INTERNATIONAL RESEARCH SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2019

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital	$	185,393
Deductions and/or charges		
Non-allowable assets:		
Other assets		(8,998)
Net capital before haircuts on securities positions		176,395
Haircuts on securities (computed, where applicable, pursuant pursuant to Rule 15c3-1(f))		(55,123)
Net Capital	$	121,272

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:		
Acccounts payable	$	13,463
Commissions payable		177,922
Total aggregate indebtedness	$	191,385

See accompanying report of independent registered public accounting firm.

INTERNATIONAL RESEARCH SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2019

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 12,759
Minimum dollar Net Capital Requirement of Reporting Broker or Dealer	$ 5,000
Minimum Net Capital Requirement	$ 12,759
Net Capital in Excess of Minimum Requirement	$ 108,513
Net Capital in Excess of Minimum Required at 1000%	$ 102,134
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.58 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

No material differences existed between the audited computation of net capital pursuant to Rule 15c3-1 as of December 31, 2019 and the corresponding unaudited filing of part IIA of the FOCUS Report/Form X-17a-5 filed by International Research Securities, Inc.

See accompanying report of independent registered public accounting firm.

INTERNATIONAL RESEARCH SECURITIES, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2019

EXEMPTIVE PROVISIONS

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of the Rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company will not hold customer funds or safe keep customer securities. Under these exemptive provisions, the Computation for Determination of Reserve Requirements is not required.

See accompanying report of independent registered public accounting firm.

Report of Independent Registered Public

Accounting Firm on Management's

Exemption Report



McBee & Co.

A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of International Research Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) International Research Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which International Research Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) International Research Securities, Inc. stated that International Research Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year, December 31, 2019, without exception. International Research Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about International Research Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

McBee & Co., PC

Dallas, Texas
February 28, 2020

718 Paulus Avenue • Dallas, Texas 75214 • (ph) 214.823.3500 • www.mcbeeco.com
Dallas | Keller/Southlake

INTERNATIONAL RESEARCH SECURITIES, INC.

BROKER-DEALER ANNUAL EXEMPTION REPORT

DECEMBER 31, 2019

International Research Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief the Company states the following:

International Research Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(i).

International Research Securities, Inc. met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

INTERNATIONAL RESEARCH SECURITIES, INC.

I, Michael Holland, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



By: _____

Michael Holland
CEO

February 28, 2020

3010 LBJ Suite 1200* Dallas, TX * 75234 * p 972-888-6030*

Member FINRA, SIPC